Pioneer Series Trust III
                                 60 State Street
                           Boston, Massachusetts 02110

                                                     October 28, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust III
                  Registration Statement on Form N-1A
                  (File Nos. 333-120144 and 811-21664)

Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Pioneer Series Trust III (the "Registrant"), filed on September 1, 2009 with respect to its series Pioneer Cullen Value Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        Pioneer Series Trust III



                                        By:    /s/Christopher J. Kelley
                                        -----------------------------
                                        Name:  Christopher J. Kelley
                                        Title: Assistant Secretary